

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 14, 2009

Mr. Thomas D. DeByle
Vice President/CFO
Standex International Corporation
6 Manor Parkway
Salem, New Hampshire 03079

      RE: **Form 10-K for the fiscal year ended June 30, 2008**
             Forms 10-Q for the periods ended September 30, 2008 and
             December 31, 2008
             Schedule 14A filed April 21, 2008
             File No. 1-13026

Dear Mr. DeByle:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Dietrich King, Staff Attorney, at (202) 551-3338. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding our review of the financial statements and related matters.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief